1 May 2019
Verona Pharma plc

("Verona" or the "Company")

Appointment of Nominated Adviser and UK Broker

Verona Pharma plc (AIM:VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical stage biopharmaceutical company focused on respiratory diseases, is pleased to announce the appointment of Nplus1 Singer Advisory LLP (together with its associates, "N+1 Singer") as nominated adviser and UK corporate broker to the Company with immediate effect.

For further information contact:

Verona Pharma plc Jan-Anders Karlsson, Chief Executive Officer Victoria Stewart, Director of Communications	Tel: +44 (0)20 3283 4200 info@veronapharma.com
N+1 Singer (Nominated Adviser and UK Broker) Aubrey Powell /Jen Boorer /Iqra Amin (Corporate Finance) Mia Gardner (Corporate Broking)	Tel: +44 (0)20 7496 3000

ICR, Inc. (US Media and Investor enquiries) Darcie Robinson Stephanie Carrington	Tel: +1 203-919-7905 Darcie.Robinson@icrinc.com Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com

About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine (RPL554), is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that has been shown to act as both a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of COPD and is planned to enter Phase 3 trials for this indication in 2020. Verona Pharma is also developing ensifentrine for the treatment of cystic fibrosis and asthma.